

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Anders Malmstrom
Senior Executive Director and Chief Financial Officer
Equitable Financial Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

      Re: Equitable Financial Life Insurance Company
          Form 10-K for the fiscal year ended December 31, 2019
          Filed March 12, 2020
          File No. 000-20501

Dear Mr. Malmstrom:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Table of Contents, page i

1.   Please represent to us that in future filings you will include the quantitative and qualitative disclosures about market risk as required by Item 7A of Form 10-K, Part I Item 3 of Form 10-Q and Item 305 of Regulation S-K. Otherwise, tell us why that disclosure is not applicable as indicated in your June 30, 2020 Form 10-Q, including reference to the guidance you rely upon to exclude the disclosure, or tell us how your current disclosures provide the requisite information.

Notes to the Consolidated Financial Statements
Note 1: Organization
Discontinued Operations, page 73

2.   We note that in 2018 you reduced to operate as a single reportable segment, and that your business section discloses that you offer a variety of products. Please revise future

filings to provide revenues for each product and service, or each group of similar products and services, or tell us why you believe the disclosures are not required. Refer to ASC 280-10-50-40 to 40-42 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.

Schedule I
Summary of Investments - Other Than Investments in Related Parites, page 140

3.   The carrying values of your fixed maturity investments on this schedule are reflected at the cost of these securities. As these investments are carried at fair value on your balance sheet as available for sale securities, please represent to us that in future filings you will properly reflect the carrying values at their fair values.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at (202) 551-3638 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance